UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hi-Crush Partners LP

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

428337 109

(CUSIP Number)

November 27, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 428337 109

1	Name of Reporting Person. I.R.S. Identification No.s of above persons (entities only). Hi-Crush Proppants LLC 27-3830770
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,640,351
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,640,351
9	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 13,640,351
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 47.3%
12	Type of Reporting Person OO

(1)	Represents 13,640,351 subordinated units representing limited partner interests in Hi-Crush Partners LP. As of November 27, 2013, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), 3,750,000 Class B units (which are generally not eligible to participate in partnership distributions until converted into common units) and may be deemed to be the indirect beneficial owner of the 0.0% non-economic general partner interest in Hi-Crush Partners LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Hi-Crush Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Hi-Crush Partners LP’s current report on Form 8-K filed with the Commission on February 5, 2013.
(2)	Based on 15,224,820 common units and 13,640,351 subordinated units outstanding as of November 27, 2013.

CUSIP NO. 428337 109

1	Name of Reporting Person. I.R.S. Identification No.s of above persons (entities only). Avista Capital Partners II GP, LLC 26-2708016
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,640,351
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,640,351
9	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 13,640,351
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 47.3%
12	Type of Reporting Person OO

(1)	Represents 13,640,351 subordinated units representing limited partner interests in Hi-Crush Partners LP. As of November 27, 2013, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), 3,750,000 Class B units (which are generally not eligible to participate in partnership distributions until converted into common units) and may be deemed to be the indirect beneficial owner of the 0.0% non-economic general partner interest in Hi-Crush Partners LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Hi-Crush Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Hi-Crush Partners LP’s current report on Form 8-K filed with the Commission on February 5, 2013.
(2)	Based on 15,224,820 common units and 13,640,351 subordinated units outstanding as of November 27, 2013.

CUSIP NO. 428337 109

1	Name of Reporting Person. I.R.S. Identification No.s of above persons (entities only). Avista Capital Partners II, L.P. 26-2708127
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,640,351
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,640,351
9	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 13,640,351
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 47.3%
12	Type of Reporting Person PN

(1)	Represents 13,640,351 subordinated units representing limited partner interests in Hi-Crush Partners LP. As of November 27, 2013, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), 3,750,000 Class B units (which are generally not eligible to participate in partnership distributions until converted into common units) and may be deemed to be the indirect beneficial owner of the 0.0% non-economic general partner interest in Hi-Crush Partners LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Hi-Crush Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Hi-Crush Partners LP’s current report on Form 8-K filed with the Commission on February 5, 2013.
(2)	Based on 15,224,820 common units and 13,640,351 subordinated units outstanding as of November 27, 2013.

CUSIP NO. 428337 109

1	Name of Reporting Person. I.R.S. Identification No.s of above persons (entities only). Avista Capital Partners (Offshore) II, L.P. 98-0588109
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,640,351
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,640,351
9	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 13,640,351
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 47.3%
12	Type of Reporting Person PN

(1)	Represents 13,640,351 subordinated units representing limited partner interests in Hi-Crush Partners LP. As of November 27, 2013, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), 3,750,000 Class B units (which are generally not eligible to participate in partnership distributions until converted into common units) and may be deemed to be the indirect beneficial owner of the 0.0% non-economic general partner interest in Hi-Crush Partners LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Hi-Crush Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Hi-Crush Partners LP’s current report on Form 8-K filed with the Commission on February 5, 2013.
(2)	Based on 15,224,820 common units and 13,640,351 subordinated units outstanding as of November 27, 2013.

CUSIP NO. 428337 109

1	Name of Reporting Person. I.R.S. Identification No.s of above persons (entities only). Avista Capital Partners (Offshore) II-A, LP 98-0644474
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,640,351
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,640,351
9	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 13,640,351
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 47.3%
12	Type of Reporting Person PN

(1)	Represents 13,640,351 subordinated units representing limited partner interests in Hi-Crush Partners LP. As of November 27, 2013, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), 3,750,000 Class B units (which are generally not eligible to participate in partnership distributions until converted into common units) and may be deemed to be the indirect beneficial owner of the 0.0% non-economic general partner interest in Hi-Crush Partners LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Hi-Crush Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Hi-Crush Partners LP’s current report on Form 8-K filed with the Commission on February 5, 2013.
(2)	Based on 15,224,820 common units and 13,640,351 subordinated units outstanding as of November 27, 2013.

CUSIP NO. 428337 109

1	Name of Reporting Person. I.R.S. Identification No.s of above persons (entities only). ACP HIP Splitter, LP 45-2258843
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,640,351
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,640,351
9	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 13,640,351
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 47.3%
12	Type of Reporting Person PN

(1)	Represents 13,640,351 subordinated units representing limited partner interests in Hi-Crush Partners LP. As of November 27, 2013, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), 3,750,000 Class B units (which are generally not eligible to participate in partnership distributions until converted into common units) and may be deemed to be the indirect beneficial owner of the 0.0% non-economic general partner interest in Hi-Crush Partners LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Hi-Crush Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Hi-Crush Partners LP’s current report on Form 8-K filed with the Commission on February 5, 2013.
(2)	Based on 15,224,820 common units and 13,640,351 subordinated units outstanding as of November 27, 2013.

CUSIP NO. 428337 109

1	Name of Reporting Person. I.R.S. Identification No.s of above persons (entities only). ACP HIP Splitter (Offshore), LP 45-2259269
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,640,351
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,640,351
9	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 13,640,351
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)(2) 47.3%
12	Type of Reporting Person PN

(1)	Represents 13,640,351 subordinated units representing limited partner interests in Hi-Crush Partners LP. As of November 27, 2013, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), 3,750,000 Class B units (which are generally not eligible to participate in partnership distributions until converted into common units) and may be deemed to be the indirect beneficial owner of the 0.0% non-economic general partner interest in Hi-Crush Partners LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Hi-Crush Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Hi-Crush Partners LP’s current report on Form 8-K filed with the Commission on February 5, 2013.
(2)	Based on 15,224,820 common units and 13,640,351 subordinated units outstanding as of November 27, 2013.

Item 1(a).	Name of issuer: Hi-Crush Partners LP (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

Three Riverway, Suite 1550

Houston, Texas 77056

Item 2(a).	Names of persons filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i) the “Proppants Reporting Person,” consisting of:

•	Hi-Crush Proppants LLC;

and

(ii) the “Avista Reporting Persons,” consisting of:

•	Avista Capital Partners II GP, LLC;

•	Avista Capital Partners II, L.P.;

•	Avista Capital Partners (Offshore) II, L.P.;

•	Avista Capital Partners (Offshore) II-A, LP;

•	ACP HIP Splitter, LP; and

•	ACP HIP Splitter (Offshore), LP.

Item 2(b).	Address or principal business office or, if none, residence:

The address and principal business office of the Proppants Reporting Person is:

Three Riverway, Suite 1550

Houston, Texas 77056

The address and principal business office of the Avista Reporting Persons is:

c/o Avista Capital Partners

65 East 55th Street, 18th Floor

New York, New York 10022.

Item 2(c).	Citizenship:

Hi-Crush Proppants LLC is a Delaware limited liability company.

Avista Capital Partners II GP, LLC is a Delaware limited liability company.

Avista Capital Partners II, L.P. is a Delaware limited partnership.

Avista Capital Partners (Offshore) II, L.P. is a Bermuda limited partnership.

Avista Capital Partners (Offshore) II-A, LP is a Bermuda limited partnership.

ACP HIP Splitter, LP is a Delaware limited partnership.

ACP HIP Splitter (Offshore), LP is a Delaware limited liability company.

Item 2(d).	Title of class of securities: Common Units representing limited partner interests.

Item 2(e).	CUSIP number: 428337 109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership:

1.	Hi-Crush Partners LLC

a.	Amount beneficially owned: 13,640,351

b.	Percent of class: 47.3%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 13,640,351

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 13,640,351

2.	Avista Capital Partners II GP, LLC

a.	Amount beneficially owned: 13,640,351

b.	Percent of class: 47.3%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 13,640,351

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 13,640,351

3.	Avista Capital Partners II, L.P.

a.	Amount beneficially owned: 13,640,351

b.	Percent of class: 47.3%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 13,640,351

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 13,640,351

4.	Avista Capital Partners (Offshore) II, L.P.

a.	Amount beneficially owned: 13,640,351

b.	Percent of class: 47.3%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 13,640,351

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 13,640,351

5.	Avista Capital Partners (Offshore) II-A, LP

a.	Amount beneficially owned: 13,640,351

b.	Percent of class: 47.3%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 13,640,351

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 13,640,351

6.	ACP HIP Splitter, LP

a.	Amount beneficially owned: 13,640,351

b.	Percent of class: 47.3%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 13,640,351

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 13,640,351

7.	ACP HIP Splitter (Offshore), LP

a.	Amount beneficially owned: 13,640,351

b.	Percent of class: 47.3%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 13,640,351

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 13,640,351

The Reporting Persons beneficially own common units and subordinated units representing limited partner interests in the Issuer. Avista Capital Partners II, LP, Avista Capital Partners (Offshore) II-A, LP and Avista Capital Partners (Offshore) II, L.P own 58% of the membership interests of Hi-Crush Proppants LLC through ACP HIP Splitter, LP and ACP HIP Splitter (Offshore), LP. Each of Avista Capital Partners II, LP, Avista Capital Partners (Offshore) II-A, LP and Avista Capital Partners (Offshore) II, L.P. is controlled by Avista Capital Partners II GP, LLC, its general partner. The Avista Reporting Persons may therefore be deemed to beneficially own securities of the Issuer owned directly or indirectly by Hi-Crush Proppants LLC.

Item 5.	Ownership of five percent or less of a class: Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2013

HI-CRUSH PROPPANTS LLC

By:	/s/ Mark C. Skolos
Name:	Mark C. Skolos
Title:	General Counsel and Secretary

AVISTA CAPITAL PARTNERS II GP, LLC

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

AVISTA CAPITAL PARTNERS II, L.P.

By:	Avista Capital Partners II GP, LLC, its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

AVISTA CAPITAL PARTERS (OFFSHORE) II, L.P.

By:	Avista Capital Partners II GP, LLC, its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

AVISTA CAPITAL PARTERS (OFFSHORE) II-A, L.P.

By:	Avista Capital Partners II GP, LLC, its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

[Signature Page – Schedule 13G]

ACP HIP SPLITTER, LP

By:	Avista Capital Partners II, L.P., its general partner

By:	Avista Capital Partners II GP, LLC, its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

ACP HIP SPLITTER (OFFSHORE), LP

By:	Avista Capital Partners II, L.P., its general partner

By:	Avista Capital Partners II GP, LLC, its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

[Signature Page – Schedule 13G]